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TSX: SLX

SILVERMEX’S LA GUITARRA MINE
ACHIEVES FULL CAPACITY OF PRODUCTION AHEAD OF SCHEDULE

Vancouver, BC, Canada – November 9, 2011 – Silvermex Resources Inc. (“Silvermex”) (TSX: SLX) announces that full capacity of production has been reached at its La Guitarra mine, in the Temascaltepec mining district of Mexico, located 130 km southwest of Mexico City in the State of Mexico. Production for the third quarter of 2011 was 24,820 tonnes, a 53% increase from Q2 2011.

In July, the mill operating schedule increased from four days to seven days a week and by the end of September had reached full capacity at an average of 320 tons per day (“TPD”). Full capacity is expected to be reflected in full in Q4 2011 production and financial results.

“We are very pleased with the progress and results to-date from the La Guitarra mine,” stated Michael Callahan, President of Silvermex. “2011 has been a transformative year at the operation. In less than one year, we doubled the mill throughput that the mine has produced over the past several years and achieved full capacity ahead of schedule. This shows that our commitment to increasing productivity and efficiencies at the mine has paid off and that we are delivering on the objectives we have set for this year.”

Third Quarter Highlights:

  The mine produced 24,820 tonnes of ore, containing 129,384 ounces of silver and 991 ounces of gold.
  Production grades equalled 181 g/t Ag and 1.44 g/t Au.
  Recoveries to concentrate averaged 89% for silver and 84.5% for gold.
  Full capacity of the mill of 320 TPD was achieved ahead of schedule.

Production Details:

	Three Months Ended September 30, 2011	Three Months Ended June 30, 2011	Three Months Ended March 31, 2011
Tonnes ore milled	24,820	16,164	16,359
Tonnes ore milled per day	310	178	182

Silver grade (g/t)	181	174	191
Gold grade (g/t)	1.4	2.4	2.5

Silver recovery (%)	89.0%	90.0%	92.7%
Gold recovery (%)	84.5%	88.5%	88.8%
Silver produced (ounces)	129,384	81,400	93,063
Gold produced (ounces)	991	1,111	1,182

Production cost information will be provided in conjunction with Q3 2011 financial results expected to be released by mid-November 2011.

Regarding the Q3 2011 production results, Duane Nelson, CEO of Silvermex, stated: "Now that we have the mill operating at full capacity we are able to focus our attention on increasing production. Our primary focus is to continue the advanced exploration and in-fill drilling on the identified potential production centers within close proximity to the mill. We are confident that the district will provide Silvermex with an attractive production growth profile due to the potential of multiple satellite production centers similar to the current La Guitarra mine."

Company Profile

Silvermex Resources Inc. is a publicly traded mining company focused in Mexico and led by a highly qualified team of professionals from some of the most notable companies in the silver mining sector. The Company’s portfolio of projects ranges from early stage exploration to production. Its core asset is the producing La Guitarra silver-gold mine located in the Temascaltepec Mining District of Mexico. Silvermex is currently working to identify future production centers through extensive exploration programs to further develop the district. Silvermex is well financed to further develop resources organically from its multiple projects as well as from the acquisition of additional assets that will drive production growth.

ON BEHALF OF THE BOARD

“Duane Nelson”

Duane Nelson
CEO & Director

For more information please visit the Company’s website at www.silvermexresources.com or contact Fiona Grant, Manager, Investor Relations at 604-682-4004.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking-statements. Management has assumed that these will be our major projects going forward. Risks include that we are unable to satisfy environmental or other regulators, that we determine that our resources are not commercially viable, or that we have difficulties due to unavailability of labour or equipment.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggests herein. Except as required by applicable law the Company does not intend to update any forward-looking statements to conform these statements to actual results.